2009

First Midwest Bancorp, Inc.

Keefe, Bruyette & Woods, Inc.

Regional Bank Conference

Boston, MA

March 5, 2009

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

Non-GAAP Disclosure

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company has provided certain non-GAAP performance results. The Company believes that these non-GAAP financial measures are useful because they allow investors to assess, on a consistent basis, the Company's operating performance. Although these non-GAAP financial measures are intended to enhance investors' understanding of the Company's business and performance, they should not be considered an alternative to GAAP. Following at the end of the presentation is a reconciliation of GAAP to non-GAAP results.

First Midwest: Chicago's Premier Independent Company

I.   Who We Are

II. Loan Portfolio and Credit Quality

III. Opportunities and Advantages

IV. Our Priorities

V.   Why First Midwest

VI. Appendix

I. Who We Are

Chicago's Premier Independent Company

Premier Franchise	Premier Bank For Commercial	Premier Bank For Retail
$8.5 billion assets $5.6 billion deposits -62% core -90% Suburban Chicago $5.4 billion loans $3.5 billion trust/investment aum 60+ yrs. in marketplace	Seven product lines 25,000 commercial 1,600 trust relationships 180 relationship managers Tenured sales force and market presence	238,000 retail relationships 1,000 bankers 99 offices 8th largest distribution network in MSA

Information as of December 31, 2008

A Suburban Chicago Franchise



Branch Locations
Operations Centers
McHenry
Lake
Cook
Kane
Chicago
Du Page
IL
Lake Michigan
Kendall
Will
Porter
LaSalle
Grundy
Lake
IN

Mission

People

Business Lines

Commercial	Retail

And Market Opportunity

Organizational Control
- **Credit Quality**
- **Efficiency**

Created A Strong Financial Foundation

➔ Sustained Profitability

➔ Solid Capital

➔ Stable Liquidity

2008 Highlights [1]

	2008	2007	% Change
Net Income to Common Equity	**$48.6**	**$80.2**	**-39%**
Return on Average Assets	**0.59%**	**0.99%**	**-40%**
Pre-tax, Pre-provision Operating Income [2]	**$152.3**	**$152.0**	**0%**
Net Interest Income	**$246.6**	**$240.1**	**3%**
Net Interest Margin	**3.61%**	**3.58%**	**1%**
Loan Provision	**$70.3**	**$7.2**	**876%**
Loans	**$5,360**	**$4,964**	**8%**

(1)   Dollars are in millions except earnings per share amounts.
(2)   Pre-tax, Pre-provision Operating Income excludes taxes, provision for loan losses, BOLI, and net securities losses.

Profitability - 2008
Compared to peers

	First Midwest	Metro Peers[1]	Chicago Peers[2]
Pre-tax, Pre-provision ROAA [3]	**1.73%**	**1.39%**	**0.79%**
Net Interest Margin	**3.61%**	**3.51%**	**2.83%**
Efficiency	**53%**	**62%**	**76%**



More than double

Data represents the peer median core performance for 2008 as reported by SNL Financial.

(1) The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.

(2) The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.

(3) Consists of Pre-tax, Pre-provision Operating Income, which excludes taxes, provision for loan losses, BOLI, and net securities losses, divided by average assets.

Capital Metrics 12/31/08

	First Midwest	Metro Peers[1]	Chicago Peers[2]
Tier 1 Capital Ratio	**11.60%**	**11.39%**	**9.26%**
Total Capital Ratio	**14.36%**	**13.19%**	**12.00%**
Tangible Common Equity	**5.23%**	**5.65%**	**4.65%**
TCE / RWA [3]	**6.53%**	**7.12%**	**5.50%**
Dividend Yield	**4.51%**	**3.63%**	**0.88%**

Investment grade ratings for First Midwest: S&P and Fitch – BBB+; Moody's – A3.

Investment Grade Ratings Reaffirmed by Standard & Poor's on 1/28/09.

Data represents the peer median core performance for 2008 as reported by SNL Financial.

(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
(2)   The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC.
(3)   Tangible common equity to risk weighted assets.

Stable Liquidity

- Strong Core Deposit Base
  - Customer Deposits Fully Fund Loans
  - Transactional Deposits Represent 60% of Customer Deposits
  - Nominal Brokered Deposits

- $2.2 Billion Securities Portfolio Provides Flexibility

- Diversified Wholesale Sources

Investment Portfolio[1]

As of December 31, 2008

- Yield = 5.62%
- Ave. Life = 4.51 yrs.
- Net Unrealized Appreciation (Depreciation)
  - 9/30/08: ($73MM)
  - 12/31/08: ($3MM)
  - 1/31/09: $5MM



Mortgage Backed Securities 55%
Municipals 41%
Collateralized Debt Obligations 2%
Corporate Debt & Other 2%

$2.2 Billion

(1) Available-for-Sale Securities

II. Our Loan Portfolio and Credit Quality

Portfolio Distribution[1]

Corporate (Commercial / CRE)

- Diversified
- Granular
- ~ 95% in Market

Consumer

- Home Equity Dominated
- Conservative Underwriting
- Minimal 1-4. No Sub-prime/ Alt A
- No Retail Credit Card



1-4 Family 4%
Consumer 10%
Commercial 30%
Commercial Real Estate 56%

$5.4 Billion

Commercial Real Estate[1]

- Centrally Underwritten > $1 Million

- Tenured Business Line

- ~ 25% = Owner Occupied



Multifamily 8%

Residential Land and Development 17%

Other Commercial Real Estate 37%

Office, Retail, and Industrial 38%

$2.9 Billion

(1)   As of December 31, 2008

Residential Land and Development Portfolio[1]

- Granular: 297 Borrowers
  - $440,000 Median
  - 85% with Personal Guarantees
- Conservatively Underwritten
- Substantially Performing:
  - Appraisals
  - Cash Flows
  - Interest Reserves



Current, 66%

> 90 Days Past Due Plus Non-Accrual, 24%

Other Past Due, 10%

$500 Million

(1)   As of December 31, 2008

Consumer Real Estate[1]

	Home Equity	1-4 Family Loans
Balances	$477 MM	$198 MM
Delinquency [2]	2.88%	4.31%
Loss Rate [3]	0.79%	0.29%
Balances < 80% Original LTV	88%	77%
Median FICO Score[4]	767	747

(1)   As of December 31, 2008
(2)   30+ days past due / loans
(3)   Annualized net charge offs / average loans
(4)   Fair Isaac Corporation risk-based scoring system

Credit Quality



In Millions
$140
$120
$100
$80
$60
$40
$20
$0
LLR
NPL
OREO
2007
2008

	12/31/08	12/31/07
Loan Loss Reserve / Loans	1.75%	1.24%
LLR / (Nonperforming Loans)	73%	335%
(NPL + 90 Day) / (Total Loans)	3.07%	0.80%

Environmental Challenges and Approach

+ Economic Challenges
  + Housing Deflation, Job Loss
  + Trends Lessened Locally vs. National and Midwest
  + Unprecedented Governmental Intervention

+ Our Response
  + Greatly Enhanced Remediation Efforts
    + Increased Resources, Early Identification
    + Loan Modifications
  + Prudent Underwriting

III. Opportunities and Advantages

Lever Our Strengths

+ Solid Capital and Earnings Generation

+ Mission and Relationship Based Sales Process
    + Continue to Prudently Lend
    + Strategic vs. Transactional

+ Market Opportunities Exist
    + Competitor Limitations
    + FDIC Acquisition Opportunities

Mission: A Strategic Client Approach

+ Value Added Relationship Banking Framework

+ Needs Driven Product Solutions

+ Long Term Process Of Creating Financial Independence

Our People

+ Tenured and Experienced

+ Community Based

+ Motivated
  + Compensation Alignment

+ Organizational Development

Premier Bank For Commercial

- Robust Relationship Driven Sales Force
  - ~ 180 Relationship Managers
  - Community Based w/ Strong Referral Networks
  - ~ 800 Relationship Plans

- Majority Of Business Activity is in our Footprint

- Market Disruption Creates Opportunities

- Trust AUM: 4th Largest in State of IL

Chicagoland's Premier Bank For Retail

- Focused Sales
  - 87 Offices, 8th Largest Suburban Branch Presence
  - 1,000 Retail Bankers

- Strong Core Deposit Base
  - #13 Market Share
  - 60% Core Transactional, 18% Demand

- Competitive Advantage
  - Local, Tenured In Markets
  - Stable and Trusted
  - Targeted Promotion

IV. Our Priorities

Our Plan

- **Funding Base Expansion**
  - Focus on Core Deposit Growth
  - Liquidation of Securities to Support Loan Growth
  - Diversify Wholesale Sources

- **Asset Quality Management**
  - Expand Loan Loss Reserves
  - Increase Loan Modification Efforts

- **Capital Formation**
  - Superior Profitability
  - Increase Tangible Common Equity
  - Control Expense

- **Concentrate on Core Business**

V. Why First Midwest

V. Why First Midwest?

+ Strong Franchise

+ Solid Performance and Capital

+ Well-Positioned

Questions?

To Request Additional Information Please Contact:

Greg Gorbatenko
Investor Relations
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143
P (630) 875-7533
greg.gorbatenko@firstmidwest.com

VI. Appendix

			As Of		Percent Change From	
Unaudited						
(Dollar amounts in thousands)	**12/31/08**	% of total	9/30/08	6/30/08	9/30/08	6/30/08
Loan Portfolio Composition						
Commercial and industrial......................	**$ 1,490,101**	27.8%	$ 1,485,541	$ 1,448,723	0.3%	2.9%
Agricultural...	**142,635**	2.7%	159,217	207,438	(10.4%)	(31.2%)
Commercial real estate:						
Office, retail, and industrial..............	**1,127,689**	21.0%	1,092,268	1,048,547	3.2%	7.5%
Residential land and development.....	**509,059**	9.5%	509,974	510,818	(0.2%)	(0.3%)
Multifamily..	**237,646**	4.4%	204,029	195,815	16.5%	21.4%
Other commercial real estate............	**1,106,952**	20.7%	1,021,662	1,014,759	8.3%	9.1%
Total commercial real estate	**2,981,346**	55.6%	2,827,933	2,769,939	5.4%	7.6%
Consumer:						
Home equity	**477,105**	8.9%	468,703	460,581	1.8%	3.6%
Real estate 1-4 family.......................	**198,197**	3.7%	205,851	213,295	(3.7%)	(7.1%)
Other consumer	**70,679**	1.3%	76,337	82,379	(7.4%)	(14.2%)
Total consumer...........................	**745,981**	13.9%	750,891	756,255	(0.7%)	(1.4%)
Total loans.......................................	**$ 5,360,063**	100.0%	$ 5,223,582	$ 5,182,355	2.6%	3.4%
Commercial Real Estate Detail						
Office, Retail, and Industrial						
Office...	**$ 373,242**	33.1%	$ 352,200	$ 337,424	6.0%	10.6%
Retail	**313,286**	27.8%	300,570	281,942	4.2%	11.1%
Industrial..	**441,161**	39.1%	439,498	429,181	0.4%	2.8%
Total office, retail, and industrial.	**$ 1,127,689**	100.0%	$ 1,092,268	$ 1,048,547	3.2%	7.5%
Residential Land and Development						
Structures..	**$ 185,929**	36.5%	$ 190,741	$ 217,161	(2.5%)	(14.4%)
Land..	**323,130**	63.5%	319,233	293,657	1.2%	10.0%
Total residential land and development......................	**$ 509,059**	100.0%	$ 509,974	$ 510,818	(0.2%)	(0.3%)
Other Commercial Real Estate						
Commercial land	**$ 280,120**	25.3%	$ 263,030	$ 285,411	6.5%	(1.9%)
1-5 family investors..........................	**193,227**	17.5%	178,540	168,259	8.2%	14.8%
Service stations and truck stops.........	**146,891**	13.3%	134,677	120,670	9.1%	21.7%
Warehouses and storage	**85,276**	7.7%	80,889	79,580	5.4%	7.2%
Hotels	**79,186**	7.2%	67,217	67,574	17.8%	17.2%
Restaurants	**48,106**	4.3%	44,872	47,313	7.2%	1.7%
Medical...	**42,269**	3.8%	42,253	43,347	0.0%	(2.5%)
Automobile dealers............................	**38,505**	3.5%	38,866	37,562	(0.9%)	2.5%
Mobile home parks............................	**36,790**	3.3%	29,670	25,217	24.0%	45.9%
Recreational......................................	**14,515**	1.3%	14,760	15,106	(1.7%)	(3.9%)
Religious...	**11,224**	1.0%	10,317	11,362	8.8%	(1.2%)
Other	**130,843**	11.8%	116,571	113,358	12.2%	15.4%
Total other commercial real estate	**$ 1,106,952**	100.0%	$ 1,021,622	$ 1,014,759	8.3%	9.1%

First Midwest Bancorp, Inc. *Press Release Dated January 28, 2009*

Unaudited				As Of				
(Dollar amounts in thousands)	**12/31/08**	% of Loan Category	% of Total		9/30/08		6/30/08	
Asset Quality								
Nonaccrual loans:								
Commercial and industrial	**$ 15,586**	1.05%	12.2%	$	13,961	$	5,222	
Office, retail, and industrial	**2,533**	0.22%	2.0%		1,195		1,125	
Residential land and development	**97,060**	19.07%	76.0%		28,335		11,664	
Multifamily	**1,387**	0.58%	1.1%		2,827		3,016	
Other commercial real estate	**6,926**	0.63%	5.4%		1,845		885	
Consumer	**4,276**	0.57%	3.3%		5,154		3,324	
Total nonaccrual loans	**$ 127,768**	2.38%	100.0%	$	53,317	$	25,236	
Restructured loans	**7,344**				3,731		2,061	
Foreclosed real estate	**24,368**				23,697		7,042	
90 days past due loans (still accruing interest):								
Commercial and industrial	**$ 6,818**	0.46%	18.4%	$	4,006	$	4,530	
Agricultural	**1,751**	1.23%	4.7%		1,751		-	
Office, retail, and industrial	**3,214**	0.29%	8.7%		4,838		2,855	
Residential land and development	**8,489**	1.67%	23.0%		17,615		16,696	
Multifamily	**1,881**	0.79%	5.1%		1,216		2,071	
Other commercial real estate	**6,586**	0.59%	17.8%		2,469		3,410	
Consumer	**8,260**	1.11%	22.3%		5,421		7,948	
Total 90 days past due loans	**$ 36,999**	0.69%	100.0%	$	37,316	$	37,510	
30-89 days past due loans	**$ 116,206**	2.17%	-	$	104,769	$	185,186	
Asset Quality Ratios								
Nonaccrual loans to loans	**2.38%**	-	-		1.02%		0.49%	
Nonaccrual loans plus loans past due 90 days to loans	**3.07%**	-	-		1.74%		1.21%	
Reserve for loan losses	**$ 93,869**	-	-	$	69,811	$	66,104	
Reserve for loan losses to loans	**1.75%**	-	-		1.34%		1.28%	
Reserve for loan losses to nonaccrual loans	**73%**	-	-		131%		262%	
Reserve for loan losses to nonaccrual loans plus loans past due 90 days	**57%**	-	-		77%		105%	

				Quarters Ended				
(Dollar amounts in thousands)	**12/31/08**	% of Loan Category	% of Total		9/30/08		6/30/08	
Charge-off Data								
Net loans charged-off:								
Commercial and industrial	**$ 5,601**	0.38%	30.6%	$	1,899	$	2,338	
Agricultural	**-**				(4)		42	
Office, retail, and industrial	**699**	0.06%	3.8%		2		31	
Residential land and development	**9,227**	1.81%	50.3%		5,856		138	
Multifamily	**164**	0.07%	0.9%		(40)		830	
Other commercial real estate	**397**	0.04%	2.2%		62		116	
Consumer	**2,239**	0.30%	12.2%		1,547		961	
Total net loans charged-off	**$ 18,327**	1.38%	100.0%	$	9,322	$	4,456	
Net loan charge-offs to average loans (annualized):								
Quarter-to-date	**1.38%**	-	-		0.71%		0.35%	
Year-to-date	**0.74%**	-	-		0.52%		0.42%	

Reconciliation of Non-GAAP Operating Results

Years ending 12/31	2008	2007
Non-GAAP Operating Results (Amounts in thousands)		
Interest income (GAAP)	$ 246,597	$ 240,129
Noninterest income (GAAP)	89,618	111,054
Write-down of bank-owned life insurance included in noninterest income..	10,360	-
Noninterest expense (GAAP)	(194,305)	(199,137)
Pre-tax earnings, excluding provision for loan losses and market-related losses	**152,270**	**152,046**
Provision for loan losses...	(70,254)	(7,233)
Gains (losses) on securities sales, net	8,903	(746)
Securities impairment losses...................................	(44,514)	(50,055)
Write-down of bank-owned life insurance.............	(10,360)	-
Losses on early extinguishment of debt.................	-	-
Income tax benefit (expense).................................	13,291	(13,853)
Net income (GAAP)	$ 49,336	$ 80,159